Exhibit 17.1

Leslie V. Norwalk, Esq. 1227 25th St. NW Washington, NC 20037

April 11, 2022

Acting Chair of the Board H. James Dallas
Chair of the Nominating and Governance Committee Jessica Blume
Members of the Board of Directors
Centene Corporation
7700 Forsyth Boulevard
St. Louis, MO 63105

Dear James, Jessica, and fellow Members of the Board,
As we have discussed, and without regard to the merits of the decision itself, the governance process surrounding a recent important decision fell egregiously short of what I and a number of other Board members considered appropriate for making an informed decision. Specifically, and contrary to the process that had been laid out previously for the Board, the full Board did not receive adequate information and did not have any opportunity for discussion and debate in advance of the vote on this key matter.
Hopefully, the full Board will ultimately realize that Centene needs to refresh its approach to leadership and is best served with Board and committee chairs that appreciate the importance of good governance practices that allow all Board members the opportunity to ask appropriate questions, be guided by competent advisors, and have adequate and respectful debate and discussion prior to making critical decisions. There are a number of Board members whom I believe would serve effectively in the Board Chair and committee leadership roles.
Based on my discussions with current leadership, however, I am not confident that meaningful changes will be made timely, if at all. Therefore, it is with regret that I tender my resignation, effective immediately.
Sincerely yours,
Leslie V. Norwalk
Cc: Chris Koster, General Counsel